Exhibit 99.3

For immediate release

FAIRMONT HOTELS & RESORTS INC.
INCREASES DIVIDEND

TORONTO, December 9, 2003 — The Board of Directors of Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) has increased the semi-annual dividend from three cents (U.S.$0.03) per share to four cents (U.S.$0.04) per share on the outstanding common shares, payable on January 28, 2004, to holders of record at the close of business on December 29, 2003. The decision to increase the dividend reflects FHR’s confidence in the company’s fundamentals, financial strength and outlook.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 81 luxury and first-class properties with more than 32,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels & Resorts (“Fairmont”), North America’s largest luxury hotel management company, as measured by rooms under management. Fairmont manages 42 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac and The Fairmont Scottsdale Princess. FHR also holds a 100% interest in Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises a portfolio of 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 24 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contact:	Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com